Filed pursuant to Rule 424(b)(3)
Registration No. 333-293837

PROSPECTUS SUPPLEMENT NO. 2

(to prospectus dated April 7, 2026)

55,061,113 Common Shares

This prospectus supplement No. 2 updates and amends the prospectus dated April 7, 2026, as supplemented by prospectus supplement No. 1 dated May 7, 2026 (together, the “prospectus”), which relates to registration of the resale of 55,061,113 of our common shares (the “Common Shares”) by our shareholders identified in this prospectus (the “Registered Shareholders”). Unlike an initial public offering, the resale by the Registered Shareholders is not being underwritten by any investment bank. The registered shareholders may, or may not, elect to sell their Common Shares covered by the prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on the Nasdaq Capital Market (“Nasdaq”), at prevailing market prices. See the section titled “Plan of Distribution.” We and the Registered Shareholders will not be involved in the price setting process. If the Registered Shareholders choose to sell their Common Shares, we will not receive any proceeds from the sale of Common Shares by the Registered Shareholders.

This prospectus supplement No. 2 is being filed to update, amend and supplement the information previously included in the prospectus with the information attached to this prospectus supplement No.2 contained in the Form 6-K filed with the Securities and Exchange Commission on May 11, 2026. You should read this prospectus supplement No. 2 together with the prospectus, which is to be delivered with this prospectus supplement No. 2.

Our Common Shares are traded on the Nasdaq under the symbol “TMCR.” On May 11, 2026, the last reported sale price of our Common Shares on the Nasdaq was $13.75 per share.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 12, 2026.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement contains forward-looking statements regarding, among other things, our business strategies, financial condition, operating results, and future plans. These statements are based on the current expectations, estimates, and assumptions of our management and are not guarantees of future performance. Forward-looking statements are inherently subject to risks, uncertainties, and other factors, many of which are beyond our control. As a result, actual outcomes and results may differ materially from those expressed or implied in these statements.

Forward-looking statements generally relate to future events or our future financial or operating performance and may be identified by terminology such as “believe,” “expect,” “intend,” “anticipate,” “estimate,” “plan,” “may,” “will,” “should,” “forecast,” or similar expressions. Forward-looking statements in this prospectus supplement include, but are not limited to, statements regarding:

●	the sources and timing of potential revenue from the NORI Royalty as well as the timing and amount of estimated future production related to the NORI Property;

●	the timing of TMC’s exploration license and commercial recovery permit application review by NOAA under DSHMRA, and any other assumptions regarding permitting timelines, including both under the ISA and the DSHMRA;

●	closing the Transaction, the Private Placement and the Credit Facility (each as later defined herein);

●	our potential secured term loan credit facility pursuant to the Credit Agreement Term Sheet (as later defined herein), including the conditions to funding, covenant compliance, interest rate step-ups, mandatory prepayment, make-whole and call protection provisions, and the consequences of an event of default, including acceleration and the lender’s exercise of remedies under its first-priority security interest;

●	Our ability to negotiate and execute definitive documentation in respect of the Credit Facility (as later defined herein) on the terms set forth in the Credit Facility Term Sheet (as later defined herein), or at all;

●	the supply and demand for nickel and cobalt (including critical metals and battery cathode feedstocks), steel-making feedstocks, copper and manganese ores;

●	the future prices of nickel and cobalt (including critical metals and battery cathode feedstocks), steel-making feedstocks, copper and manganese ores;

●	government regulation of mineral extraction from the deep seafloor and changes in mining laws and regulations;

●	assumptions regarding our ability to acquire additional royalty, stream or similar interests in seafloor or other areas under U.S. or U.S. aligned jurisdictions;

●	our plans to mitigate our material weakness in our internal control over financial reporting;

●	our ability to raise financing in the future, the nature of any such financing and our plans with respect thereto;

●	our business and future activities;

●	our status as a foreign private issuer;

●	our status as an emerging growth company;

●	the effect on us of any changes to existing or new legislation or policy or government regulation;

●	goals, strategies and future growth;

●	expectations around the performance of the NORI Royalty;

●	estimates of mineral resources and reserves;

●	our ability to retain key management personnel in order to enable us to continue to develop our business;

●	statements relating to our status as an emerging growth company and foreign private issuer;

●	any reference to or description of the activities proposed to be conducted by TMC or its affiliates;

●	projected mining and process recovery rates;

●	assumptions as to geotechnical requirements for collector on the seabed;

●	assumptions as to environmental, permitting, and social risks; and

●	other assumptions described herein or in the accompanying prospectus underlying or relating to any forward-looking statements.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus supplement. You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus supplement No. 2 primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects.

Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond our control that could cause our actual results, performance or achievements and other events to be materially different from the expected results, performance or achievements expressed or implied by such forward-looking statements. Important risks and uncertainties that could cause actual results to differ materially from those anticipated are discussed under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other sections of the prospectus.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of prospectus supplement No. 2. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus supplement No. 2 relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus supplement No. 2 to reflect events or circumstances after the date of this prospectus supplement No. 2 or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

For additional information, you should carefully review the documents that we file with the SEC, which are available at www.sec.gov

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 2026

Commission File Number: 001-43208

The Metals Royalty Company Inc.

1900 Dome Tower

333 7th Ave SW

Calgary, AB, T2P 2Z1

British Columbia, Canada

(403) 984-1941

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

TABLE OF CONTENTS

Exhibit No.	Description

Exhibit No. 99.1	Unaudited Condensed Interim Financial Statements for the three months ended March 31, 2026

Exhibit No. 99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Metals Royalty Company Inc.

By:	/s/ Donald Sewell
Name:	Donald Sewell
Title:	President & Chief Financial Officer

Date: May 12, 2026

Exhibit 99.1

The Metals Royalty Company Inc.

Unaudited Condensed Interim Financial Statements

For the three months ended March 31, 2026 and 2025

The Metals Royalty Company Inc.
Unaudited Condensed Interim Statements of Net Income / (Loss) and Comprehensive Income / (Loss)
(Expressed in US dollars)

For the periods ended,	Note	March 31, 2026	March 31, 2025
Operating expenses
General and administrative expenses	10	$4,664,961	$76,814
Share-based compensation expenses	7	6,100,518	39,931
Total operating expenses		10,765,479	116,745
Operating loss		(10,765,479)	(116,745)
Other income
Interest income		553,478	16,531
Net loss from continuing operations		(10,212,001)	(100,214)
Net income from discontinued operations	13	—	193,568
Net income / (loss) and comprehensive income / (loss)		$(10,212,001)	$93,354
Net income / (loss) per share
Continuing operations, basic and diluted		$(0.20)	$(0.00)
Discontinued operations, basic and diluted		$—	$0.00
Weighted average number of shares outstanding, basic and diluted		51,773,413	42,913,463

See accompanying notes to the financial statements

The Metals Royalty Company Inc.
Unaudited Condensed Interim Statements of Financial Position
(Expressed in US dollars)

As of,	Note	March 31, 2026	December 31, 2025
Assets
Current assets:
Cash		$31,306,802	$18,366,604
Accounts receivable		—	235,230
Prepaid expenses		677,762	198,164
Related party receivable	9	—	53,500
Total current assets		31,984,564	18,853,498
Non-current assets:
Computer equipment		17,370	13,565
Royalty and streaming interests	5	14,081,250	14,081,250
Total assets		$46,083,184	$32,948,313
Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$3,507,354	$1,762,773
Total current liabilities		3,507,354	1,762,773
Total liabilities		3,507,354	1,762,773
Shareholders’ Equity
Share capital	6	55,973,136	35,471,363
Contributed surplus		1,782,045	681,527
Accumulated deficit		(15,179,351)	(4,967,350)
Total shareholders’ equity		42,575,830	31,185,540
Total liabilities and shareholders’ equity		$46,083,184	$32,948,313

See accompanying notes to the financial statements

The Metals Royalty Company Inc.
Unaudited Condensed Interim Statements of Cash Flows
(Expressed in US dollars)

For the periods ended,	Note	March 31, 2026	March 31, 2025
Cash flows from / (used in) operating activities:
Net income / (loss)		$(10,212,001)	$93,354
Less: Net income from discontinued operations		—	(193,568)
Net loss from continuing operations		(10,212,001)	(100,214)
Adjustments to reconcile net loss to net cash from / (used in) operating activities:
Share-based compensation	7	6,100,518	39,931
Depreciation		952	—
Changes in operating assets and liabilities:
Accounts payable and accrued liabilities		1,744,581	11,836
Other operating assets and liabilities		(190,868)	(11,301)
Cash flows used in operating activities – continuing operations		(2,556,818)	(59,748)
Cash flows from operating activities – discontinued operations		—	334,519
Cash flows from / (used in) operating activities		(2,556,818)	274,771
Cash flows used in investing activities:
Purchase of computer equipment		(4,757)	—
Cash flows used in investing activities – continuing operations		(4,757)	—
Cash flows used in investing activities		(4,757)	—
Cash flows from financing activities:
Proceeds from subscription receipts converted to common shares, net of expenses	6	15,501,773	—
Cash flows from financing activities – continuing operations		15,501,773	—
Cash flows from financing activities		15,501,773	—
Change in cash for the period		12,940,198	274,771
Cash at beginning of the period		18,366,604	1,395,234
Cash at end of the period		$31,306,802	$1,670,005

See accompanying notes to the financial statements

The Metals Royalty Company Inc.
Unaudited Condensed Interim Statements of Changes in Shareholders’ Equity
(Expressed in US dollars)

	Note	Number of shares	Share capital	Contributed surplus	Accumulated deficit	Total shareholders’ equity
Balance, January 1, 2026		50,926,632	$35,471,363	$681,527	$(4,967,350)	$31,185,540
Issuance of shares upon conversion of subscription receipts, net of expenses	6	3,134,481	15,501,773	—	—	15,501,773
Issuance of shares to consultant	6	1,000,000	5,000,000	—	—	5,000,000
Share-based compensation	7	—	—	1,100,518	—	1,100,518
Comprehensive loss		—	—	—	(10,212,001)	(10,212,001)
Balance, March 31, 2026		55,061,113	$55,973,136	$1,782,045	$(15,179,351)	$42,575,830

	Note	Number of shares	Share capital	Contributed surplus	Accumulated deficit	Total shareholders’ equity
Balance, January 1, 2025		42,913,463	$26,046,222	$1,435,216	$(6,082,701)	$21,398,737
Share-based compensation	7	—	—	39,931	—	39,931
Comprehensive income		—	—	—	93,354	93,354
Balance, March 31, 2025		42,913,463	$26,046,222	$1,475,147	$(5,989,347)	$21,532,022

See accompanying notes to the financial statements

The Metals Royalty Company Inc.
Notes to the Unaudited Condensed Interim Financial Statements
For the Three Months Ended March 31, 2026 and 2025

1.	Organization of the corporation

The Metals Royalty Company Inc. (the “Company”), was incorporated in British Columbia effective October 27, 2022. The Company’s registered office is located at 3500 – 1133 Melville St., Vancouver, BC V6E 4E5. In September 2025, the Company changed its name from Low Carbon Royalites Inc. to The Metals Royalty Company Inc.

The primary business of the Company is to receive royalty revenue from natural resources properties as reserves are produced by operators over the economic life of the properties. The Company is focused on the acquisition and management of critical metals and mineral royalties, streams and other similar interests. The Company is focused on providing capital to support mineral security and independence in North America in support of accelerating domestic industry growth, including energy, defense and reindustrialization. The Company aims to focus on capital development opportunities encompassing all aspects of the critical metals and minerals value chain.

On April 8, 2026, the Company completed its direct listing on the Nasdaq Capital Market (“Nasdaq”), and its common shares commenced trading on Nasdaq under the ticker symbol “TMCR”.

Spin-Out

On August 19, 2025, the Company’s Board of Directors approved the spin-out of the Company’s Oil and Gas business, which primarily consists of royalty interests. On August 29, 2025, the Company formed 1554997 B.C. Ltd., a new wholly owned subsidiary which was utilized to execute the spin-out of the Oil and Gas business. On September 11, 2025 the Company entered into an assignment and assumption agreement with 1554997 B.C. Ltd (the “Contribution Agreement”), to contribute the Company’s royalty interests in the Maria Conchita Block and SN-9 Block, in Colombia, to such subsidiary in anticipation of distributing the shares of such subsidiary to the Company’s existing shareholders as a return of capital (the “Spin-Out”). The Contribution Agreement was amended on December 18, 2025. The Spin-Out was consummated on December 18, 2025, and the Company no longer has any interest in the Oil and Gas business, and 1554997 B.C. Ltd. ceased to be a subsidiary of the Company.

The Company met the criteria for classifying the Oil and Gas business as a discontinued operation as of September 30, 2025. Accordingly, unless otherwise indicated, the statements of income / (loss) and comprehensive income / (loss) and statements of cash flows have been adjusted for all periods presented. The statements of financial position and statements of changes in shareholders’ equity have not been adjusted. See Note 13 for further information.

2.	Basis of preparation

The unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and apply the same material accounting policy information and application as disclosed in the annual financial statements for the year ended December 31, 2025. They do not include all of the information and disclosures required by IFRS in the annual financial statements. For further information, see the Company’s annual financial statements including the notes thereto for the year ended December 31, 2025. The Company has prepared these financial statements on the basis that it will continue to operate as a going concern.

The financial statements were approved and authorized by the Company’s Board of Directors on May 11, 2026.

(a)	Basis of measurement:

The financial statements have been prepared on the historical cost basis except for the share-based payment transactions.

(b)	Functional and presentation currency:

These financial statements are presented in US dollars, which is the Company’s functional currency.

(c)	Foreign currency transactions and balances:

Foreign currency transactions are measured into the functional currency of the Company, using the exchange rate prevailing at the date of the transaction (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and the re-measurement of monetary items at the date of the statements of financial position are recognized in net income / (loss). Non-monetary items are not re-measured and are recorded at historical exchange rates.

(d)	New and amended standards and interpretations

On January 1, 2026, the Company adopted the amendments to IFRS 9 and IFRS 7. These amendments clarify the date of recognition and derecognition of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. The amendments also added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. These amendments did not have a material impact on the Company’s financial statements.

3.	Use of judgments, estimates and assumptions

The preparation of the Company’s unaudited condensed interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Therefore, actual results may differ from these estimates and assumptions.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values were the same as those applied to the Company’s financial statements for the year ended December 31, 2025.

4.	Recent accounting pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments have an effective date of later than December 31, 2026, with earlier application permitted.

IFRS 18 — Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

5.	Royalty and streaming interests

On February 21, 2023, the Company acquired a 2.00% gross overriding royalty (the “NORI Royalty”) from Nauru Ocean Resources, Inc. ("NORI"), a wholly owned subsidiary of The Metals Company Inc. ("TMC"). TMC has an option (the “First Royalty Repurchase Option”) to purchase 50% of the NORI Royalty between February 21, 2025 and February 21, 2030 by making a payment (the “First Repurchase Payment”) to the Company in the amount that, when combined with the aggregate NORI Royalty payments received prior to the First Repurchase Payment is made, would provide an agreed rate of return. If the First Royalty Repurchase Option is exercised and TMC is not in default of its payment obligations under the NORI Royalty, TMC has an option to purchase an additional 25% of the original NORI Royalty, exercisable between February 21, 2028 and February 21, 2033, by making a payment (the “Second Repurchase Payment”) to the Company in the amount that, when combined with the aggregate NORI Royalty payments received prior to the Second Repurchase Payment is made, would provide an agreed rate of return.

	Royalty and Streaming Interests
	Oil and Gas	Metal and Minerals	Total
Cost
As of January 1, 2025	$6,576,211	$14,081,250	$20,657,461
Reclassification to held for sale	(6,576,211)	—	(6,576,211)
As of December 31, 2025	—	14,081,250	14,081,250
As of March 31, 2026	$—	$14,081,250	$14,081,250
Accumulated depletion and impairment
As of January 1, 2025	$(848,919)	$—	$(848,919)
Depletion	(156,908)	—	(156,908)
Reclassification to held for sale	1,005,827	—	1,005,827
As of December 31, 2025	—	—	—
As of March 31, 2026	$—	$—	$—
Carrying value as of December 31, 2025	$—	$14,081,250	$14,081,250
Carrying value as of March 31, 2026	$—	$14,081,250	$14,081,250

6.	Shareholders’ equity

Common shares

On February 12, 2026, the Board of Directors approved the grant of 1,000,000 unrestricted share awards pursuant to the Company’s equity incentive plan (the “LTIP”) to a consultant of the Company. Accordingly, the Company issued 1,000,000 common shares of the Company at a deemed issue price of US$5.00 per share for past consulting services, with immediate vesting. The Company recorded a share-based compensation expense of $5.0 million during the three months ended March 31, 2026.

On March 23, 2026, the Nasdaq granted conditional approval to list our common shares under the symbol “TMCR”. As a result, the escrow release requirements related to the subscription receipts were met and 3,134,481 subscription receipts were automatically exchanged into common shares of the Company. Upon release of the proceeds from escrow, the Company received gross proceeds of $15.7 million and interest income of $0.2 million earned on the subscription receipts. The Company incurred issuance costs of $0.2 million in connection with the subscription receipt financing.

7.	Share-based compensation

Stock options

The following table summarizes the stock option activity for the three months ended March 31, 2026:

	Options	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (In Years)
Outstanding as of January 1, 2025	3,950,000	$0.65	8.15
Granted	872,250	5.00	9.87
Exercised	(3,950,000)	0.65	7.18
Outstanding as of December 31, 2025	872,250	$5.00	9.87
Outstanding as of March 31, 2026	872,250	$5.00	9.62
Exercisable as of March 31, 2026	—	$—	—

The Company recognized share-based compensation expense of $0.3 million related to stock options for the three months ended March 31, 2026 (2025 - $40 thousand).

RSUs

The following table summarizes the RSU activity for the three months ended March 31, 2026:

	RSUs	Weighted Average Grant Date Fair Value
Outstanding as of January 1, 2025	—	$—
Granted	909,750	5.00
Outstanding as of December 31, 2025	909,750	$5.00
Outstanding as of March 31, 2026	909,750	$5.00
Exercisable as of March 31, 2026	—	$—

The Company recognized share-based compensation expense of $0.7 million related to RSUs for the three months ended March 31, 2026 (2025 - $nil).

PSUs

The following table summarizes the PSU activity for the three months ended March 31, 2026:

	PSUs	Weighted Average Grant Date Fair Value
Outstanding as of January 1, 2025	—	$—
Granted	659,250	2.83
Outstanding as of December 31, 2025	659,250	$2.83
Granted	3,000,000	0.80
Outstanding as of March 31, 2026	3,659,250	$1.17
Exercisable as of March 31, 2026	—	$—

On March 10, 2026, the Board of Directors approved, subject to shareholder approval, the CEO Performance Plan to authorize a single award of 3,000,000 performance share units (“PSUs”) to the Company’s CEO. The plan authorizes the issuance of up to 3,000,000 common shares and does not permit the grant of additional awards. The PSUs vest upon achieving specific stock price thresholds of $30, $40, and $50 per share, measured based on a 20-trading day average closing price during a five-year performance period. Subject to the CEO’s continued service with the Company, one-third of the PSUs vest on achievement of $30 per share, one-third of the PSUs vest on achievement of $40 per share and the final one-third of the PSUs vest on achievement of $50 per share. PSUs that vested will be settled in either common shares or cash, at the Company’s discretion. Any common shares issued in settlement will be subject to a holding restriction through the end of the five-year performance period. On March 19, 2026, the shareholders approved the CEO Performance Plan. The fair value of PSUs granted under the CEO Performance Plan was $2.4 million based on a fair value of $0.80 per PSU. The Company estimated the fair value of these PSUs using a Monte Carlo Simulation.

The Company recognized share-based compensation expense of $0.1 million related to PSUs for the three months ended March 31, 2026 (2025 - $nil).

8.	Financial risk management

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the three months ended March 31, 2026.

(a)	Credit risk:

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument and the potential for loss due to the failure of a borrower to repay a loan. Credit risk arises predominantly with respect to the Company’s cash and receivables. As of March 31, 2026, the Company’s maximum credit risk exposure is represented by the respective carrying amounts of the financial assets in the statement of financial position. The Company maintains its cash in a high-quality financial institution and closely monitors its royalty receivable balances.

(b)	Liquidity risk:

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

(c)	Commodity price risk:

Commodity price risk is the risk the Company will encounter fluctuations in its future royalty production revenue with changes in commodity prices. Commodity prices for petroleum, natural gas, metals and minerals are influenced by global and regional factors, including levels of supply and demand, weather, and geopolitical factors. The Company does not hedge its commodity price risk.

(d)	Foreign currency risk:

Although we report our financial results in United States dollars, certain expenses and potential future investments related to our royalty interests may be denominated in foreign currencies. As a result, we are subject to fluctuations in exchange rates, which could impact the value of our royalty revenues, operating costs, and investment returns. We do not currently engage in hedging activities or enter into derivative contracts to mitigate this exposure. Accordingly, adverse movements in foreign exchange rates could materially affect our financial condition and results of operations.

(e)	Capital risk management:

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource asset portfolio while ensuring capital protection. The Company defines capital as its cash, which is managed by the Company’s management subject to approved policies and limits by the Board of Directors.

The Company is not subject to material externally imposed capital requirements or significant financial covenants. As of March 31, 2026, the Company has cash totaling $31.3 million, all of which is available to the Company to meet its near-term cash requirements.

9.	Related Party Disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company.

The remuneration of the directors and other members of key management personnel during the three months ended March 31, 2026 and 2025 were as follows:

	March 31, 2026	March 31, 2025
Short-term employee benefits	$458,750	$—
Share-based payments	679,267	18,598
	$1,138,017	$18,598

As at March 31, 2026, the Company had a related party receivable balance from certain key management personnel of $nil (December 31, 2025 - $54 thousand).

10.	General and administrative expenses

The Company’s general and administrative expenses incurred for the three months ended March 31, 2026 and 2025 are as follows:

	March 31, 2026	March 31, 2025
Direct listing expenses	$2,610,755	$—
Salaries and benefits	751,961	3,719
Office and administrative expenses	637,200	49,444
Legal and accounting expenses	546,918	5,760
Consulting fees	111,315	10,834
Insurance expense	6,812	7,057
	$4,664,961	$76,814

11.	Segment reporting

The Company had two reportable operating segments, Metals and Minerals and Oil and Gas. These operating segments represent components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief decision maker, for purposes of assessing performance. For the three months ended March 31, 2025, revenue, cost of sales and gross profit (loss) were derived solely from the Oil and Gas segment, which consists entirely of assets located in Colombia. The Oil and Gas segment was classified as discontinued operations effective September 2025 (see Note 1 and Note 13).

Royalty and streaming interests as of March 31, 2026 and December 31, 2025 related to Metals and Mining are presented by geographic area based on the location of the operations giving rise to the royalty or streaming interest.

	March 31, 2026	December 31, 2025
Pacific Ocean	$14,081,250	$14,081,250
Total royalty and streaming interests	$14,081,250	$14,081,250

Continuing operations consisting of the Metals and Minerals segment had no revenues, operating expenses or gross profit for the three months ended March 31, 2026 and 2025.

Reconciliation of segment gross profit

Operating expenses and interest income are not allocated to individual segments as these are managed on an overall Company basis. The reconciliation between reportable segment gross profit to the Company’s net loss before tax is as follows:

	March 31, 2026	March 31, 2025
Gross profit	$—	$—
General and administrative expenses	(4,664,961)	(76,814)
Share-based compensation expenses	(6,100,518)	(39,931)
Interest income	553,478	16,531
Loss from continuing operations before income taxes	$(10,212,001)	$(100,214)

12.	Commitments and contingencies

The Company currently does not have any commitments or contingencies as of March 31, 2026.

13.	Discontinued operations

On December 18, 2025, the Company completed the Spin-Out. Net income from discontinued operations of the Oil and Gas business consists of the following:

	March 31, 2026	March 31, 2025
Revenue
Royalty income	$—	$252,625
Cost of Sales
Depletion	—	(59,057)
Net income from discontinued operations	$—	$193,568

14.	Subsequent events

Definitive Agreement to Acquire Royalty Interest in Iron Ore Project in Minnesota

On May 6, 2026, the Company entered into a definitive agreement with Ironclad Royalties LLC and Mesabi Investments (USA) LLC (collectively, “Mesabi”) to acquire a 1.0% index-priced gross overriding production royalty with a revenue floor on all production up to 8.5 million tonnes per annum (“Mtpa”) and a 0.25% royalty on all production above 8.5 Mtpa, on mineral tracts and mineral leases owned by Mesabi on the Mesabi iron ore project (the “Mesabi Project”) located in Nashwauk, Minnesota (the “Transaction”). Following cumulative production of 170 million tonnes, the royalty would step down to 0.25% on production up to 8.5 Mtpa and 0.0625% on production above 8.5 Mtpa. The total purchase price is $132.5 million, comprising $125.0 million in cash and $7.5 million in common shares of the Company based on the price of the PIPE Financing, as described below. Upon execution of the definitive agreement, the Company paid a deposit of $15.0 million to Mesabi, which will be credited toward the purchase price at closing. The Company has an option, exercisable before closing of the Transaction to purchase an additional 1.0% royalty, on the same terms, within 45 days of the closing of the Transaction.

In connection with the Transaction, the Company entered into subscription agreements with certain institutional and accredited investors in connection with an up to approximately $80.0 million private sale of common shares (the “PIPE Financing”); and entered into a term sheet for $50.0 million senior secured acquisition credit facility (the “Credit Facility”).

PIPE Financing and Acquisition Credit Facility

The PIPE Financing is expected to result in gross proceeds of up to approximately $80.0 million, before placement agent fees and offering expenses, of which $15.0 million represents founder and insider participation. Pursuant to the allocated commitments, the Company intends to sell up to 6,153,847 common shares at a purchase price of $13.00 per common share. YA II PN, Ltd., an affiliate of Yorkville Securities, LLC, has agreed to purchase 1,153,900 common shares in the offering.

The Credit Facility term sheet is non-binding and remains subject to customary conditions such as approval by our board of directors and the execution of definitive agreements. There is no certainty definitive agreements will be entered into by the Company on the terms described herein, or at all. The Company continues to seek financing sources to complete the Transaction, of which the Credit Facility term sheet is one alternative.

The Transaction is expected to close prior to May 31, 2026, subject to the satisfaction of applicable conditions, including the Company satisfying a financing condition for the total purchase price of the Transaction. The PIPE Financing and Credit Facility are conditional upon, and are expected to close concurrently with, or immediately prior to, the closing of the Transaction, subject to the satisfaction of applicable conditions.

Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed interim financial statements prepared as at and for the three months ended March 31, 2026 (the “Q1 2026 Financial Statements”) and the annual financial statements and the notes thereto of the Company for the year ended December 31, 2025. The Q1 2026 Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting. This discussion contains forward-looking statements that involve significant risks and uncertainties including those discussed in our Form 20-F for the year ended December 31, 2025, and our other filings with the Securities and Exchange Commission. Our actual results, performance and achievements could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below. All amounts are shown in U.S. dollars unless otherwise indicated. This MD&A was prepared as of May 11, 2026.

Overview

The Company is engaged in the acquisition and management of critical metal and mineral royalties, streams and other similar interests. The Company is focused on providing capital to support mineral security and independence in North America in support of accelerating domestic industry growth, including energy, defense and re-industrialization. The Company aims to focus on capital development opportunities encompassing all aspects of the critical metals and minerals value chain. The Company commenced operations in October 2022 as a British Columbia corporation named Low Carbon Royalties Inc. In September 2025, the Company changed its name to The Metals Royalty Company Inc.

Our royalty-based business model is designed to enable us to participate in the long-term potential cash flows and commodity upside of large-scale, strategically significant critical metals and mineral assets, with reduced exposure to operational, development, or environmental risks typically associated with resource production operations. The Company’s core and only asset is a 2.00% gross-overriding royalty (“GORR”) from The Metals Company Inc.’s (“TMC”) wholly owned subsidiary, Nauru Ocean Resources, Inc. (“NORI”). We believe we are well-positioned to benefit from growth in global demand for critical metals and minerals, and the needs of operators for alternative sources of financing to fund their mining and extraction operations.

In August 2025, we entered into the Contribution Agreement, as amended in December 2025, with a former subsidiary, 1554997 B.C. Ltd., to contribute our royalties in respect of NG Energy International Corp.’s operations (the “Oil and Gas Royalties”) to 1554997 B.C. Ltd. in anticipation of distributing the shares of 1554997 B.C. Ltd. to our existing shareholders as a return of capital (the “Spin-Out”). The Spin-Out was consummated on December 18, 2025, and we no longer have any interest in the Oil and Gas Royalties business.

In connection with the Spin-Out, we met the criteria for classifying the Oil and Gas Royalties business as a discontinued operation as of September 30, 2025. Accordingly, unless otherwise indicated, the results of operations have been adjusted for all periods presented to present the Oil and Gas Royalties business as discontinued operations.

Prior to the Spin-Out, our portfolio consisted of metals and minerals and oil and gas royalty and streaming assets. Following the Spin-Out, our metals and minerals royalty and streaming assets solely consist of the NORI royalty.

We do not conduct exploration, development or mining operations on the properties in which we hold interests and we are not required to contribute additional capital costs, exploration costs, environmental costs or other operating costs on these properties.

On April 8, 2026, the Company completed its direct listing on the Nasdaq Capital Market, and its common shares commenced trading on Nasdaq under the ticker symbol “TMCR”.

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Royalty Portfolio

TMC (Exploration — Critical Minerals — NORI (CZZ)) — 2.00% GORR

In Q3 2024, TMC announced the successful commercial-scale processing of polymetallic nodules, producing calcine.

In April 2025, TMC submitted its application for Commercial Recovery of Deep-Sea Minerals in the High Seas under the US Seabed Mining Code.

In May 2025, TMC announced a $37 million equity investment from strategic investors.

In June 2025, TMC announced a $85.2 million strategic investment from Korea Zinc, a world-leader in non-ferrous metal refining and pCAM technology to advance development of deep-seabed critical minerals for the United States.

In August 2025, TMC announced receipt of notice of full compliance from the National Oceanic and Atmospheric Administration (“NOAA”) on its exploration application and reconfirmation that TMC USA has priority right over both exploration areas. In conjunction with this announcement, TMC announced the world’s first mining reserves for a seafloor polymetallic nodule project with 51 million tonnes (Mt) of probable mineral reserves and expected commercial production to commence in the fourth quarter of 2027.

In January 2026, TMC USA submitted a consolidated application for an exploration license and commercial recovery permit under NOAA’s updated regulatory framework.

On May 1, 2026, TMC announced that the NOAA has determined that the consolidated application submitted by TMC USA for an exploration license and commercial recovery permit under the Deep Seabed Hard Mineral Resources Act is in full compliance with the requirements of the Act and its implementing regulations.

Results of Operations

Comparison of the Three Months Ended March 31, 2026 and March 31, 2025

The following table summarizes our results of operations for the three months ended March 31, 2026 and 2025. These results take into consideration the classification of the Oil and Gas Royalties business as a discontinued operation.

For the three months ended,	March 31, 2026	March 31, 2025	Change
Operating expenses
General and administrative expenses	$4,664,961	$76,814	$4,588,147
Share-based compensation expenses	6,100,518	39,931	6,060,587
Total operating expenses	10,765,479	116,745	10,648,734
Operating loss	(10,765,479)	(116,745)	(10,648,734)
Interest income	553,478	16,531	536,947
Net loss from continuing operations	(10,212,001)	(100,214)	(10,111,787)
Net income from discontinued operations	—	193,568	(193,568)
Net income / (loss) and comprehensive income / (loss)	$(10,212,001)	$93,354	$(10,305,355)

Operating expenses

Operating expenses consist of general and administrative expenses and share-based compensation expenses. General and administrative expenses increased by $4.6 million from $0.1 million for the three months ended March 31, 2026 to $4.7 million for the three months ended March 31, 2026. The increase was primarily due to the following factors:

•	Direct listing costs of approximately $2.6 million, which includes advisory fees in connection with the direct listing, incremental legal fees associated with the preparation and review of our registration statement, third-party service providers for accounting support, as well as additional audit and consent letter fees incurred with the registration process;

•	Personnel costs increased by $0.7 million, primarily due to hiring personnel to support the Company’s growth strategy, our obligations as a public company, as well as incentive compensation accrued during the period;

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•	Office and administrative expenses increased by $0.6 million, largely due to higher travel and investor relations costs.

•	Legal and accounting fees increased by $0.5 million, primarily associated with legal fees for ongoing corporate and securities matters, tax advisory services, and audit fees; and

Share-based compensation expenses increased by $6.1 million due to additional equity grants issued in the fourth quarter of 2025. There were no equity grants in 2024.

Discontinued operations

For the three months ended,	March 31, 2026	March 31, 2025	Change
Royalty income	$—	$252,625	$(252,625)
Depletion	—	(59,057)	59,057
Net income from discontinued operations	$—	$193,568	$(193,568)

For the three months ended March 31, 2025, discontinued operations consist of royalties earned from the sale of commodities that underly royalty rights related to the Oil and Gas Royalties business, net of depletion. The Spin-Out transaction was completed on December 18, 2025, and accordingly, there were no discontinued operations during the three months ended March 31, 2026.

Liquidity and Capital Resources

Since our inception, we have incurred operating losses. Our source of liquidity is cash generated from equity issuances. The Company raised $22.8 million from the issuance of common shares during the year ended December 31, 2025. During the three months ended March 31, 2026, the Company received gross proceeds of $15.7 million associated with converting the subscription receipts into common shares of the Company.

Our working capital and liquidity position as at March 31, 2026 consists of current assets of $32.0 million, including cash of $31.3 million, and $28.5 million of net working capital. This compares to current assets of $18.9 million, including cash of $18.4 million, and $17.1 million of net working capital, as of December 31, 2025.

We expect our expenses to increase in connection with our ongoing activities, as we plan to hire additional staff and incur substantial accounting and compliance costs associated with becoming a public company.

Until such time that we can generate royalty revenue sufficient to achieve profitability, we expect to finance our cash needs through equity offerings or debt offerings. Even if we do achieve profitability, we may finance additional royalty or other interests through these means. To the extent that we raise additional capital through the sale of common shares, convertible securities or other equity securities, current ownership interests will be diluted. If we raise additional funds through debt financing, if available, this may result in fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming shares or declaring dividends, that could adversely impact our ability to conduct our business. We may be required to raise additional funds when needed through the issuance of equity or debt and if we are unable to raise additional funds when needed, it will have an adverse impact on our business.

Based on anticipated cash on hand, the Company anticipates having sufficient cash to fund operations through the fourth quarter of 2027, when the first production from the NORI Area D is anticipated. In our opinion, our working capital is sufficient for our present requirements.

In July 2025, the Company entered into a subscription receipt agreement with Odyssey Trust Company (“Odyssey”), as amended on December 17, 2025, providing for the issuance of up to 4,000,000 subscription receipts at $5.00 per share. During the year ended December 31, 2025, $15.7 million of gross proceeds was received by Odyssey related to 3,134,481 subscriptions receipts sold under this arrangement. On March 23, 2026, the Nasdaq granted conditional approval to list our common shares. As a result, the escrow release requirements were met and 3,134,481 subscription receipts were automatically exchanged into common shares of the Company. Upon release of the proceeds from escrow by Odyssey, the Company received gross proceeds of $15.7 million and interest income of $0.2 million earned on the subscription receipts. The Company incurred issuance costs of $0.2 million in connection with the subscription receipt financing.

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In July 2025, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD. (“Yorkville”). Under the SEPA, upon the public listing of the Company’s shares and the close of the subsequent receipt financing, Yorkville is committed to buying up to $100.0 million of the Company’s common shares during the 36 months following the effective date of the SEPA. The Company, at its sole discretion, has the right, but not the obligation, to sell to Yorkville common shares at 96% – 97% of market price. The obligation to purchase shares is limited by i) Yorkville’s ownership limitation of 4.99% of the common shares ii) the number of registered common shares of the Company, and iii) the shares issued under the SEPA cannot exceed 19.99% of the issued and outstanding common shares of the Company. As of March 31, 2026, the Company does not have the ability to exercise its right to issue shares as the public filing of a registration statement registering the shares issuable under the SEPA has not yet occurred. Upon the public filing of a registration statement registering the shares issuable under the SEPA, the Company will owe Yorkville a $1.0 million commitment fee, payable in shares of common stock or cash, at the Company’s election.

As at May 11, 2026, the Company had 55,061,113 common shares issued and outstanding. In addition, there were 872,250 stock options outstanding, which may be exercised to purchase an equivalent number of common shares at an exercise price of $5.00 per share. The Company also had 909,750 RSUs and 3,659,250 PSUs outstanding, which may be settled for an equivalent number of common shares upon vesting.

Summary of Cash Flows

The following table provides information regarding our cash flows for the periods presented:

For the three months ended,	March 31, 2026	March 31, 2025
Net cash provided by (used in):
Operating activities	$(2,556,818)	$274,771
Investing activities	(4,757)	—
Financing activities	15,501,773	—
Net increase in cash	$12,940,198	$274,771

Operating Activities

During the three months ended March 31, 2026, operating activities used $2.6 million in cash, primarily due to a net loss from continuing operations of $10.2 million, offset by non-cash charges of $6.1 million for share-based compensation and working capital changes of $1.5 million.

During the three months ended March 31, 2025, operating activities provided $0.3 million in cash, primarily due cash flows from discontinued operations of $0.3 million, offset by a net loss of $0.1 million from continuing operations.

Investing Activities

During the three months ended March 31, 2026, investing activities of $5 thousand were related to the purchase of computer equipment.

There were no investing activities during the three months ended March 31, 2025.

Financing Activities

During the three months ended March 31, 2026, net cash provided by financing activities of $15.5 million were proceeds received from the conversion of subscription receipts into common shares.

There were no financing activities during the three months ended March 31, 2025.

Contractual Obligations and Other Commitments

As of March 31, 2026 and December 31, 2025 we did not have any payments due over the succeeding five-year period pursuant to any contractual obligations.

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Off-Balance Sheet Arrangements

During the periods presented we did not have, nor do we currently have, any off-balance sheet arrangements as defined in the rules and regulations of the SEC.

Related Party Transactions

Related party transactions include transactions with directors and executives who represent key management personnel. Refer to Note 9 “Related Party Disclosures” of our interim financial statements for the three months ended March 31, 2026 and the accompanying notes.

Critical Judgments, Estimates and Assumptions

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Therefore, actual results may differ from these estimates and assumptions.

Asset Acquisitions

Asset acquisitions are recorded at cost, which can include cash consideration and common share consideration. The cost basis of asset acquisitions are based on the estimated fair value of the consideration paid unless the estimated fair value of the acquired assets is considered more reliable. When asset acquisitions are included in the same arrangement as other assets or services, the estimated fair value of the acquired assets and services is used to allocate the consideration paid on a relative fair value basis if fair value can be reliably estimated for all of the assets and services. Otherwise, the estimated fair value for the more reliably estimated component is used, with the residual value allocated to the other component. For those asset acquisitions measured based on the estimated fair value of the consideration paid, changes in the assumptions of the fair value of common shares may materially affect the initial recognition amount for transactions that include common share consideration. For those asset acquisitions measured based on the estimated fair value of the acquired assets, changes in the assumptions of the fair value of those assets may materially affect the initial recognition amount.

Depletion

Royalty and streaming interests comprise a large component of the Company’s assets and, as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s financial statements. These estimates are applied in determining the depletion of, and assessing the recoverability of, the carrying value of royalty and streaming interests. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including the estimated number of units of proved plus probable reserves. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty and streaming interests.

Impairment and reversal of impairment of royalty and streaming interests

Assessment of impairment and reversal of impairment of royalty and streaming interests at the end of each reporting period requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that give rise to the requirement to conduct an impairment or impairment reversal analysis on the Company’s royalty and streaming interests. Indicators which could trigger an impairment or impairment reversal analysis include, but are not limited to, a significant adverse or beneficial change in operator reserve and resource estimates, operating status, change in permitting and concession rights, industry or economic trends, current or forecasted commodity prices, and other relevant operator information. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve conversion, future capital expansion plans and the associated attributable production implications. Changes in any of the assumptions and estimates used in determining the fair value of the royalty and streaming interests could impact the impairment or impairment reversal analysis.

5

Valuation of share-based compensation

Management determines the costs for share-based compensation using market-based and non-market-based valuation techniques. The fair value of the stock option awards and restricted share units with service-based vesting conditions (“RSUs”) and restricted share units with service-based and performance-based vesting conditions (“PSUs”) is determined at the date of grant for employees and as service is provided for non-employees. Assumptions are made and judgment is used in applying the valuation techniques. These assumptions and judgments include estimating the fair value of the underlying common share, future volatility of the share price, expected dividend yield, future employee turnover rates, option exercise behaviors, the estimated vesting period for PSUs, and the probability of achieving non-market vesting conditions. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based compensation.

Income taxes

The interpretation and application of new and existing tax laws or regulations in Canada, the United States of America or any of the countries in which the Company’s royalty interests are located requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices, energy and mineral reserves. The Company reassesses its deferred income tax assets at the end of each reporting period.

Discontinued operations

The assessment of whether the held for sale criteria are met requires the use of judgment by management. Under IFRS 5, the judgmental criteria include whether the asset (or disposal group) is available for immediate sale in its present condition, whether the likelihood of sale is highly probable, and the disposal must be expected to be completed within one year from the date of classification. Changes in any of the judgements used in determining if an asset (or disposal group) meets the held for sale criteria could impact the classification of the related assets and liabilities and presentation of income (loss) between continuing and discontinued operations.

Valuation of Spin-Out

The valuation of the net assets distributed to the Company’s shareholders as part of the Spin-Out was recognized at fair value, based on the estimated fair value of the royalty interests transferred, and the accrued royalty collections from the Oil and Gas business since April 30, 2025 and cash and accounts receivable at April 30, 2025. Significant assumptions used in estimating the fair value of the royalty interests in the Maria Conchita Block and SN-9 Block included discount rates that reflect current market conditions and uncertainties, as well as estimated future cash flows attributable to the royalty interest derived from proved reserves estimates.

Financial Risk Management

The Company’s financial instruments are comprised of financial assets and liabilities. The Company’s principal financial assets are cash, accounts receivable, and related party receivables. The Company’s principal financial liabilities comprise accounts payable and accrued liabilities. The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties and streams. Royalties and streams are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to credit risk, liquidity risk, commodity price risk and capital risk management.

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Management designs strategies for managing some of these risks, which are summarized below. The Company’s executive management oversees the management of financial risks and ensures that financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk appetite.

The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yield.

Credit risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument and the potential for loss due to the failure of a borrower to repay a loan. Credit risk arises predominantly with respect to our cash and receivables. As of March 31, 2026, our maximum credit risk exposure is represented by the respective carrying amounts of the financial assets in the statement of financial position. The Company maintains its cash in a high-quality financial institution and closely monitors its receivable balances.

Liquidity risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances. The Company has in place a planning and budgeting process to help determine the funds required to support our normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

Commodity price risk

Commodity price risk is the risk the Company will encounter fluctuations in its future royalty production revenue with changes in commodity prices. Commodity prices for petroleum, natural gas, metals and minerals are influenced by global and regional factors, including levels of supply and demand, weather, and geopolitical factors. The Company does not hedge its commodity price risk.

Foreign currency risk

Although the Company reports its financial results in United States dollars, certain expenses and potential future investments related to its royalty interests may be denominated in foreign currencies. As a result, the Company is subject to fluctuations in exchange rates, which could impact the value of our royalty revenues, operating costs, and investment returns. The Company does not currently engage in hedging activities or enter into derivative contracts to mitigate this exposure. Accordingly, adverse movements in foreign exchange rates could materially affect the Company’s financial condition and results of operations.

Capital risk management

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource asset portfolio while ensuring capital protection. The Company defines capital as its cash, which is managed by the Company’s management team subject to approved policies and limits by the Board of Directors.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2025 compared to the prior year. The Company is not subject to material externally imposed capital requirements or significant financial covenants. As of March 31, 2026, the Company has cash totaling $31.3 million.

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Dependence on third-party operators

We are not and will not be directly involved in the exploration, development and production of minerals from, or the continued operation of, the mineral projects underlying the royalties or streams that are or may be held by us. The exploration, development and operation of such properties is determined and carried out by third-party owners and operators thereof and any revenue that may be derived from our asset portfolio will be based on production by such owners and operators. Third-party owners and operators will generally have the power to determine the manner in which the properties are exploited, including decisions regarding feasibility, exploration and development of such properties or decisions to commence, continue or reduce, or suspend or discontinue production from a property. The interests of third-party owners and operators may not always be aligned with our interests. As an example, it will usually be in our interest to advance development and production on properties as rapidly as possible, in order to maximize near-term cash flow, while third-party owners and operators may take a more cautious approach to development, as they are exposed to risk on the cost of exploration, development and operations. Likewise, it may be in the interest of owners and operators to invest in the development of, and emphasize production from, projects or areas of a project that are not subject to royalties, streams or similar interests that are or may be held by us. Our inability to control or influence the exploration, development or operations for the properties in which we hold or may hold royalties or streams may have a material adverse effect on our business, results of operations and financial condition. In addition, the owners or operators may take action contrary to our policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with us; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to advance such properties or perform its obligations under arrangements with us.

We may not be entitled to any compensation if the properties in which we hold or may hold royalties or streams discontinue exploration, development or operations on a temporary or permanent basis.

The owners or operators of the projects in which we hold an interest may, from time to time, announce transactions, including the sale or transfer of the projects or of the operator itself, over which we have little or no control. If such transactions are completed, it may result in a new operator, which may or may not explore, develop or operate the project in a similar manner to the current operator, which may have a material adverse effect on our business, results of operations and financial condition. The effect of any such transaction on us may be difficult or impossible to predict.

Royalties, streams and similar interests may not be honored by operators of a project

Non-performance by our counterparties may occur if such counterparties find themselves unable to honor their contractual commitments due to financial distress or other reasons. In such circumstances, we may not be able to secure similar agreements on as competitive terms or at all. No assurance can be given that our financial results will not be adversely affected by the failure of a counterparty or counterparties to fulfill their contractual obligations in the future. Such failure could have a material adverse effect on our business, results of operations and financial condition.

To the extent grantors of royalties or streams that are or may be held by us do not abide by their contractual obligations, we may be forced to take legal action to enforce our contractual rights. Such litigation may be time-consuming and costly and, as with all litigation, no guarantee of success can be made. Should any such decision be determined adverse to us, it may have a material adverse effect on our business, results of operations and financial condition.

Emerging Growth Company Status

We qualify as an “emerging growth company,” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable to public companies. The provisions include:

•	we are only required to provide reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay”, “say-on-frequency” and “say-on-golden parachutes”; and

•	we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance comparisons of the chief executive officer’s compensation to our median employee compensation.

We may take advantage of these provisions until the last day of the fiscal year following the fifth anniversary of the completion of this offering or such earlier time we no longer qualify as an emerging growth company. We would cease to qualify as an emerging growth company upon the earliest of (a) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more, (b) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities and (c) the last day of the fiscal year in which the market value of our Common Shares held by non-affiliates exceeded $700.0 million as of July 31 of such fiscal year.

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Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards would otherwise apply to private companies. Given that we currently report and expect to continue to report our financial results under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

Foreign Private Issuer Status

We will report under the Exchange Act as a “foreign private issuer” under the U.S. securities laws. In our capacity as a foreign private issuer, we are exempt from certain laws and regulations of the SEC and certain regulations of Nasdaq. Consequently, we are not subject to all of the disclosure requirements applicable to U.S. domestic public companies. For example, we are exempt from certain rules under the Exchange Act, as amended, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our executive officers, the members of our board of directors and our principal shareholders are exempt from the “short-swing” profit recovery provisions of Section 16(b) of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. On and after March 18, 2026, our officers and directors, but not our principal shareholders, will be subject to the reporting requirements of Section 16(a) of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We will remain a foreign private issuer until such time that 50% or more of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of the members of our board of directors or our global management team are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

We have taken advantage of certain reduced reporting and other requirements. Accordingly, the information contained in our public disclosure may be different from the information you receive from other public companies.

New and amended standards and interpretations

IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments: Disclosures

On January 1, 2026, the Company adopted the amendments to IFRS 9 and IFRS 7. These amendments clarify the date of recognition and derecognition of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. The amendments also added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. These amendments did not have a material impact on the Company’s financial statements.

Recent Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments have an effective date of later than December 31, 2026, with earlier application permitted.

IFRS 18 — Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

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Subsequent Events

Definitive Agreement to Acquire Royalty Interest in Iron Ore Project in Minnesota

On May 6, 2026, the Company entered into a definitive agreement with Ironclad Royalties LLC and Mesabi Investments (USA) LLC (collectively, “Mesabi”) to acquire a 1.0% index-priced gross overriding production royalty with a revenue floor on all production up to 8.5 million tonnes per annum (“Mtpa”) and a 0.25% royalty on all production above 8.5 Mtpa, on mineral tracts and mineral leases owned by Mesabi on the Mesabi iron ore project (the “Mesabi Project”) located in Nashwauk, Minnesota (the “Transaction”). Following cumulative production of 170 million tonnes, the royalty would step down to 0.25% on production up to 8.5 Mtpa and 0.0625% on production above 8.5 Mtpa. The total purchase price is $132.5 million, comprising $125.0 million in cash and $7.5 million in common shares of the Company based on the price of the PIPE Financing, as described below. Upon execution of the definitive agreement, the Company paid a deposit of $15.0 million to Mesabi, which will be credited toward the purchase price at closing. The Company has an option, exercisable before closing of the Transaction, to purchase an additional 1.0% royalty, on the same terms, within 45 days of the closing of the Transaction.

In connection with the Transaction, the Company entered into subscription agreements with certain institutional and accredited investors in connection with an up to approximately $80.0 million private sale of common shares (the “PIPE Financing”); and entered into a term sheet for a $50.0 million senior secured acquisition credit facility (the “Credit Facility”).

PIPE Financing and Acquisition Credit Facility

The PIPE Financing is expected to result in gross proceeds of up to approximately $80.0 million, before placement agent fees and offering expenses, of which $15.0 million represents founder and insider participation. Pursuant to the allocated commitments, the Company intends to sell up to 6,153,847 common shares at a purchase price of $13.00 per common share. YA II PN, Ltd., an affiliate of Yorkville Securities, LLC, has agreed to purchase 1,153,900 common shares in the offering.

The Credit Facility term sheet is non-binding and remains subject to customary conditions such as approval by our board of directors and the execution of definitive agreements. There is no certainty definitive agreements will be entered into by the Company on the terms described herein, or at all. The Company continues to seek financing sources to complete the Transaction, of which the Credit Facility term sheet is one alternative.

The Transaction is expected to close prior to May 31, 2026, subject to the satisfaction of applicable conditions, including the Company satisfying a financing condition for the total purchase price of the Transaction. The PIPE Financing and Credit Facility are conditional upon, and are expected to close concurrently with, or immediately prior to, the closing of the Transaction, subject to the satisfaction of applicable conditions.

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